Protective® Market Defender II Annuity

Protective Life Insurance Company
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual, single premium deferred registered index-linked annuity contract offered by Protective Life Insurance Company (the "Contract"). We will not accept any Purchase Payment after the initial Purchase Payment. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long-term investment purposes. It may be purchased by individuals, corporations, financial institutions, trusts, and certain retirement plans that qualify for special federal income tax treatment, as well as those that do not qualify for such treatment. Certain Contract features and/or certain Strategies offered under the Contract may not be available through all broker-dealers or in all states. For further details, please contact us at 1-800-456-6330.

The Purchase Payment is generally allocated to the Holding Account, unless the entire Purchase Payment is received before 4 p.m. Eastern Time on the Start Date for your Strategies, in which case we will allocate your Purchase Payment to the Strategy(ies) you selected. On this Start Date, we will allocate the entire Holding Account Value, including any accrued interest, among the various Strategies according to your initial allocation instructions.

You may allocate your Purchase Payment to one or more of the index-linked investment options (each a Strategy) that provide a rate of return, positive, negative, or zero, based on the performance of one or more indices (each an Index) over a period of time. No Purchase Payments beyond the initial Purchase Payment will be accepted. Each Strategy provides the potential for investment gains (Crediting Method) and protection against investment losses (Downside Protection). We offer Crediting Methods in the form of a Participation Rate and a Cap, and Downside Protection in the form of a Buffer or a Floor. **When calculating a positive rate of return, the Participation Rate is the percentage of the increase in the Index that we apply, and the Cap is the maximum percentage of positive Index Performance that we will credit to a Strategy. When calculating a negative rate of return, the Buffer establishes the amount of negative Index Performance that we will absorb, and the Floor is maximum amount of negative Index Performance that we will credit to a Strategy. A Strategy with a 0% floor will not be credited with negative Index Performance regardless of the amount of the negative Index Performance.**

We only credit interest to or reduce Strategy Value (dollar value of a Strategy before any market value adjustment or deduction for a withdrawal charge) from a Strategy at the end of the Strategy Term or if you make a withdrawal or surrender the Contract during the Term. If you selected a Strategy with a Buffer and you take a withdrawal before the end of the Strategy Term, you will receive only a portion of the Buffer's protection, if Index performance is negative. If Index performance is positive, you will be credited with only a portion of any return. In each case, this occurs because the elements do not fully vest until the last day of the Strategy. You are always fully vested in the Floor and a withdrawal at any time will reflect any negative index performance down to the Floor.

We currently offer ten Strategies. We reserve the right to change or discontinue a Strategy for renewal Terms, but we guarantee that the available Strategy options will always include the following: (i) a Strategy with a 0% Floor (the Default Strategy), (ii) a Strategy with a Floor from -1% to -10%, and (iii) a Strategy with a Buffer between -10% and -25%.

Amounts allocated to any Strategy will fluctuate in value based on the performance of the Index and the elements associated with the Strategy that you select. You may lose money that you allocate to a Strategy. **If you take a withdrawal or surrender the Contract, we will apply a Market Value Adjustment (MVA) and, if applicable, a withdrawal charge, which may reduce the amount you receive and could result in loss of principal and previously credited interest. Because of the MVA, we may increase or decrease the amount of proceeds payable to you from withdrawals from the Strategies. The MVA applies to the amount withdrawn or surrendered in excess of the annual Free Withdrawal Amount. Application of the MVA to a withdrawal or a surrender that exceeds the annual Free Withdrawal Amount could reduce the Contract Value to less than the amount protected by any applicable Buffer(s) or Floor(s).**

For more information about Risk Factors for this Contract, see "Risk Factors" on p. 13.

During the first six (6) years after we issue the Contract, amounts withdrawn or surrendered from the Contract in excess of the annual Free Withdrawal Amount are subject to a withdrawal charge and any applicable premium tax, in addition to the MVA. The withdrawal charge starts as 9% of the amount withdrawn or surrendered (adjusted for the MVA) in excess of the annual Free Withdrawal Amount and that percentage decreases each year to zero in the sixth year after we issue the Contract. The MVA may increase, decrease, or have no effect on the amount withdrawn to satisfy the withdrawal request. If the MVA increases the proceeds payable upon withdrawal and the withdrawal charge applies, the amount of the withdrawal charge would be higher as a result of the MVA.

This product is a complex insurance and investment vehicle and may not be appropriate for you if you are looking for a short-term investment or if you plan to take withdrawals or surrender the Contract before the end of the withdrawal charge period, MVA Period and/or a Strategy Maturity Date. Before you invest, you should speak with a financial professional about the Contract's features, benefits, risks and fees and whether the Contract is appropriate for you based on your financial situation and objectives.

This Prospectus sets forth basic information about the Contract that a prospective investor should know before investing. You may obtain an electronic copy of the Prospectus, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

The Company's ability to meet its obligations under the Contract is subject to the creditworthiness and claims-paying ability of the Company.

The Prospectus describes all material rights and obligations of purchasers under the Contract, including all state variations.

Please read this Prospectus carefully. You should keep a copy for future reference.The Protective® Market Defender II Annuity is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal and previously credited interest.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is <u>December</u> **___**

increase, decrease, or have no effect on the amount withdrawn to satisfy the withdrawal request. If the MVA is positive, the amount of the MVA will be added to the amount we withdraw to satisfy your request, which means the amount of the withdrawal charge, if applicable, will also increase.

Note: The application of the withdrawal charge and/or MVA to a withdrawal or surrender request that exceeds the Free Withdrawal Amount could reduce the Contract Value or Surrender Value to less than the amount protected by the Buffer(s) or Floor(s).

Protective Life Insurance Company is not an investment adviser and does not provide any investment advice to you with respect to the Contract.

You may apply to purchase the Contract through Investment Distributors, Inc. ("IDI"), the principal underwriter for the Contract or other broker-dealers that have entered into a selling agreement with IDI.

This product is a complex insurance and investment vehicle. Before you invest, you should speak with a financial professional about the Contract's features, benefits, risks and fees and whether the Contract is appropriate for you based on your financial situation and objectives.

CONTRACT CHARGES AND FEES		LOCATION IN PROSPECTUS
Withdrawal Charge	The withdrawal charge, which we assess during the first six (6) Contract Years, is a set percentage of the amount of Contract Base that you withdraw (in excess of the Free Withdrawal Amount) and the percentage starts at 9% (maximum) and decreases each year until it reaches 0% on the 6th Contract Anniversary.	CHARGES AND DEDUCTIONS
Market Value Adjustment (MVA)	The MVA, which we assess on withdrawals and surrenders, can increase or decrease the amount you withdraw or your Contract Value or have no effect on those amounts. The MVA is a percentage that can be negative, positive, or zero. We apply that percentage to the amount of Contract Base that you withdraw (in excess of the Free Withdrawal Amount) to determine the dollar amount of the MVA.	CHARGES AND DEDUCTIONS
Premium Tax	If your state imposes a premium tax, we will deduct the amount of the tax when we accept your Purchase Payment or when you take a withdrawal or surrender the Contract. Premium tax rates currently range from 0% to 3.5%.	CHARGES AND DEDUCTIONS
Return of Purchase Payment Death Benefit Fee (optional)	The annual cost for this optional death benefit is established on the Contract Issue Date and is a percentage of the Death Benefit Value. The current annual cost is 0.20%.	DEATH BENEFIT

HOLDING ACCOUNT
Minimum Guaranteed Interest Rate

1%

STRATEGIES

Index	Current Floor	Current Buffer
S&P 500	0%	—
S&P 500	- 5%	—
S&P 500	- 10%	—
S&P 500	- 20%	—
S&P 500	—	- 15%
MSCI EAFE	0%	—
MSCI EAFE	- 5%	—
MSCI EAFE	- 10%	—
MSCI EAFE	- 20%	—
MSCI EAFE	—	- 15%

For Strategies with both a Participation Rate and a Cap, the Participation Rate will be 100% and the Cap may be greater than but will never be less than 1.5%. Strategy Performance will never exceed the Cap, even if Index Performance multiplied by the Participation Rate is greater than the Cap. For Strategies without a Cap, the Participation Rate may be greater than but will never be less than 50%. A Strategy with a 50% Participation Rate will only be credited with 1/2 of any positive Index Performance on the Maturity Date.

LEGAL MATTERS

Eversheds Sutherand (US) LLP of Washington, D.C. has provided advice on certain matters relating to the applicability of federal securities laws to the Contracts.

REGISTRATION STATEMENT

A Registration Statement has been filed with the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, with respect to the Contracts. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to all of which reference is made for further information concerning Protective Life and the Contracts.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this Prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this Prospectus. We incorporate by reference Protective Life's Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 25, 2020, Quarterly Reports on Form 10-Q for the quarters ended on June 30, 2020, March 31, 2020 and September 30, 2020 as filed with the SEC on August 13, 2020, May 14, 2020 and November 13, 2020, respectively, and Form 8-K as filed with the SEC on February 28, 2020, May 7, 2020, June 15, 2020, September 4, 2020 and October 6, 2020, in accordance with the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Annual Report contains additional information about Protective Life, including audited financial statements for the latest fiscal year.

REQUESTING DOCUMENTS

You may request a free copy of any or all of the information incorporated by reference into the Prospectus (other than exhibits not specifically incorporated by reference into the text of such documents) including Protective Life's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Please direct any oral or written requests for such documents to: Investor Relations, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, Fax (205) 268-5547. You may also access a copy of Protective Life's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K or request a printed copy through the Internet by visiting Protective Life's website http://www.protective.com/investor-relations/annual-reports-proxy-statements.aspx. Information contained on Protective Life's website is not incorporated by reference into this Prospectus and does not constitute a part of this Prospectus.

PUBLIC INFORMATION

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000310826. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

You can also review and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, NE., Washington D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

GENERAL MATTERS

Reliability of Communications System

The internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction request by writing to us.

Suspension of Contracts

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to process any request for transfers,

10(ee) 2018 Performance Units Award Letter (for key officers) of Protective Life Corporation, filed as Exhibit 10.5(a) to Protective Life Corporation's Annual Report on Form 10-K filed March 5, 2019

10(ff) 2018 Performance Units Provisions (for key officers) of Protective Life Corporation, filed as Exhibit 10.5(b) to Protective Life Corporation's Annual Report on Form 10-K filed March 5, 2019

10(gg) 2017 Performance Units Award Letter (for key officers) of Protective Life Corporation, filed as Exhibit 10.17(c)(1) to Protective Life Corporation's Annual Report on Form 10-K filed March 25, 2020 (001-31901).

10(hh) 2017 Performance Units Provisions (for key officers) of Protective Life Corporation, filed as Exhibit 10(c) to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 3, 2017

10(ii) 2019 Restricted Units Award Letter of Protective Life Corporation (for key officers), filed as Exhibit 10.8 to Protective Life Corporation's Quarterly Report on Form 10-Q filed May 7, 2019

10(jj) 2019 Restricted Units Provisions of Protective Life Corporation, filed as Exhibit 10.10 to Protective Life Corporation's Quarterly Report on Form 10-Q filed May 7, 2019

10(kk) 2018 Restricted Units Award Letter (for key officers) of Protective Life Corporation, filed as Exhibit 10.7(a) to Protective Life Corporation's Annual Report on Form 10-K filed March 5, 2019

10(ll) 2018 Restricted Units Provisions of Protective Life Corporation, filed as Exhibit 10.7(c) to Protective Life Corporation's Annual Report on Form 10-K filed March 5, 2019

10(mm) 2017 Restricted Units Award Letter (for key officers) of Protective Life Corporation, filed as Exhibit 10.18(c)(1) to Protective Life Corporation's Annual Report on Form 10-K filed March 25, 2020 (001-31901).

10(nn) 2017 Restricted Units Provisions of Protective Life Corporation, filed as Exhibit 10(e) to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 3, 2017

10(oo) 2016 Restricted Units Award Letter of Protective Life Corporation, filed as Exhibit 10.18(d)(1) to Protective Life Corporation's Annual Report on Form 10-K filed March 25, 2020 (001-31901).

10(pp) 2016 Restricted Units Provisions of Protective Life Corporation, filed as Exhibit 10(e) to Protective Life Corporation's Quarterly Report on Form 10-Q filed May 6, 2016

10(qq) Form of Protective Life Corporation's Indemnity Agreement for Officers, filed as Exhibit 10(h) to Protective Life Corporation's Annual Report on Form 10-K for the year ended December 31, 2017, filed March 2, 2018

10(rr) Form of Protective Life Corporation's Director Indemnity Agreement, filed as Exhibit 10(c) to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 5, 2010

10(ss) Confidentiality and Non-Competition Agreement, dated as of November 28, 2017, between Protective Life Corporation and John D. Johns, filed as Exhibit 10.2 to Protective Life Corporation's Current Report on Form 8-K filed December 4, 2017

10(tt) Form of Employment Agreement between Protective Life Corporation and Executive Vice President, filed as Exhibit 10(c) to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 8, 2014

10(uu) Form of Employment Agreement between Protective Life Corporation and Senior Vice President, filed as Exhibit 10(d) to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 8, 2014

10(vv) Protective Life Corporation's Deferred Compensation Plan, as Amended and Restated as of January 1, 2019, filed as Exhibit 10.1 to Protective Life Corporation's Quarterly Report on Form 10-Q filed May 7, 2019.

10(ww) Protective Life Corporation's Deferred Compensation Plan for Officers, as Amended and Restated as of August 1, 2016, filed as Exhibit 10 to Protective Life Corporation's Quarterly Report on Form 10-Q filed August 5, 2016

10(xx) Excess Benefit Plan Settlement Agreement, dated as of September 30, 2016, between Protective Life Corporation and John D. Johns, filed as Exhibit 10 to Protective Life Corporation's Quarterly Report of Form 10-Q filed November 7, 2016

10(yy) Office Space Letter, dated as of November 4, 2019, between Protective Life Corporation and John D. Johns, filed as Exhibit 10.26 to Protective Life Corporation's Annual Report on Form 10-K filed March 25, 2020 (001-31901).

10(zz) Underwriting Agreement by and among the Company and Protective Equity Services, Inc., filed as Exhibit 1(a) to the Company's Registration Statement on Form S-3 (File No. 333-229837) filed on February 25, 2019.

23. (a) Consent of PricewaterhouseCoopers LLP, to be included by Post-Effective Amendment.

23. (b) Consent of KPMG LLP, to be included by Post-Effective Amendment.

23. (c) Consent of Eversheds-Sutherland LLP, to be included by Post-Effective Amendment.

Item 16(b). Financial Statement Schedules

Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018, and Consolidated Statements of Income, Comprehensive Income (Loss), Shareowner's Equity, and Cash Flows for the Years Ended December 31, 2019, 2018, and 2017 for Protective Life Insurance Company (the "Company") included in the Company's Annual Report on Form 10-K filed with the SEC on March 25, 2020 (File No. 001-31901) are incorporated herein by reference.

Consolidated Condensed Balance Sheets as of June 30, 2020 and December 31, 2019, Consolidated Condensed Statements of Income,

Comprehensive Income and Shareowner's Equity for the Three and Six Months Ended June 30, 2020 and 2019, and Consolidated Condensed Statements of Cash Flows for the Six Months Ended June 30, 2020 and 2019 for the Company included in the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020 (File No. 001-31901) are also incorporated herein by reference.

Consolidated Condensed Balance Sheets as of September 30, 2020 and December 31, 2019 and Consolidated Statements of Income, Comprehensive Income (Loss), Shareowner's Equity, and Consolidated Condensed Statements of Cash Flows for the Six Months Ended September 30, 2020 and 2019 for the Company included in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2020 (File No. 001-31901) are also incorporated herein by reference.